Exhibit (a)(5)(JJ)

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension:

Good day everybody.

Today, I am talking to you Stratasys shareholders. I thought eye contact is better than anything we write in news releases, at least my eye contact and I am envisioning you in front of me.

So, I am your partner. I am a hundred and seventy million dollars invested, as my board both instructed me and allowed me. So, we are partners. A lot of money on our side, on Nano’s side.

And, by the way I personally am invested in Nano as well. Millions of dollars, my personal money. I’ve never received stock options, I’ve never received RSU and anything for free. The way your board for fifteen years is receiving and never ever invested money in your company.

So, there’s a big difference in mentality of how I speak with you today and feel about us being partners. So, if your board would have allowed me, I would be even more a partner. I would have bought your company, which my board instructed me to do.

We started by buying fifty percent and then we send you letters, your board refuse one time, refuse second time, refuse third time. Not even refuse, they didn’t write us [a] letter back. They just announced it: “the offer is not high enough, the offer is not high enough,” and that was offer for whole company up to twenty dollars.

So, we didn’t have a choice, why did we go to less than half, fifty percent? Because according to the law, they are not allowed to operate to activate the poison pill when you don’t buy the whole company.

So, we were hoping to buy fifty-one, still hoping. And afterwards, buy the rest so they don’t activate the poison pill. Meanwhile, they are still insisting they can, the board, in order to protect themselves.

We spoke with dozens of your institutional shares, I think twenty-five or twenty-eight institutional shareholders spoke with us. All of them, but maybe one or two are very excited about twenty-five dollars a share offer. They are a bit nervous about what’s called the stub.

The stub is what you will be left with, but hey you don’t have a risk. Tender your shares on the thirty-first of July, we’ll announce how many percentages tendered. If not, the fifty percent tendered, up to fifty percent, which is thirty-six for us, then you know that you have no stub. All your shares will be bought. Only if more than that tendered there will be a certain stub staying in your hands. So, you have zero risk.

And a stub is not really a stub. A stub means you’re staying my partner. I am fifty-one percent, me. When I say I, I mean Nano, ourselves, it’s not I. And you will not stay there out because we will be trying and starting to buy out in the markets. So, the share price will go up as we buy. And if we don’t, we’ll look to merge the company, be it with 3D or somebody else. So, the share will go up as well.

And, if the share goes down, I, we lose money more than you, we own fifty percent we just paid six hundred million dollars to buy the rest above fifteen percent. So, it’s not a stub that’s left out there like a tail. No, it is together with us. And now, if the share price goes down, I lose much more than you would after the transaction.

The good news, you can help me complete a transaction. Only way I can do it is if you vote the board out.

The good news is Stratasys is finally agreed to change a proxy and allow you to vote person by person. You don’t have to vote your whole board in or my whole board out. You can vote by person. And all we want to request from you is to vote for five people out of eight. If you don’t, we won’t be able to close a tender because we need to cancel this poison pill which this specific vote right now, your and [indiscernible] vote is not cancelling it. Which is preventing you from getting the money.

If we put five people in, we will first of all cancel the pill, close the tender and then by the way we’re going to restructure your board anyhow. These five people are right now are representative but we’re going to put more people on your board which are outside independent directors to manage it through the period until we buy the rest of the company, as independent enough because it is independent company. Except, we’ll continue to buy your shares which will help you as well.

So, what will happen if this doesn’t happen? We shall pass. We shall pass and we’ll sell the shares. And at the price the share is now we make a lot of money. And I will be sorry about it, but it is better to be sorry and make money then be sorry and lose money. And we won’t be able to be partners.

And that by the way is against my honest interest, which is again backed by the board. We wanted to be full partners and rejected, rejected, rejected. So, all in all the alternative you have you can analyze, you’re all very intelligent, you know that you can go for the 3D deal, which offers you seven and half dollars a share. Initially, with more dollars that took it up to twenty-two, twenty-three … but the share went from eleven to nine.

And it can continue to go down so how can you count on their share being a value for you, when the value is so transient, going up and down. It will mean nothing. And by the way after you merge, if two companies merge, they’ll be losing money and it will take them a year and a half to show profit and there is a dilution. So immediately the share may go down.

In our case, you get twenty-five dollars, if you replace five people of the eight on the board, and if not we’ll stay friends. Thank you.